FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 6 September 2003 – 10 September 2003

TELECOM CORPORATION OF

NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

1.1	Letter to New Zealand Exchange Limited	5 September 2003

1.2	Letter to Société de la Bourse De Luxembourg S.A.	5 September 2003

5 September 2003

New Zealand Exchange Limited

Level 9

ASB Bank Tower

2 Hunter Street

WELLINGTON

TELECOM CORPORATION OF NEW ZEALAND LIMITED : PARTIAL BUYBACK BY TCNZ FINANCE LIMITED OF ITS €400,000,000 5.5% FIXED RATE EUROPEAN MEDIUM TERM NOTES DUE APRIL 2005 (“EMTN NOTES”).

In accordance with Listing Rule 10.8.2 and the waiver granted by New Zealand Exchange Limited dated 7 July 2003, please find attached a copy the disclosure notice that will be issued to the Luxembourg Stock Exchange during Luxembourg business hours on 5 September 2003. The disclosure notice is in respect of the partial buyback by TCNZ Finance Limited of its EMTN Notes for value 9 September 2003.

Please do not hesitate to contact me if you have any queries or require further information.

Yours faithfully

Linda Cox

Company Secretary

5 September 2003

Société de la Bourse De Luxembourg S.A.

B.P. 165

L-2010 Luxembourg

TCNZ FINANCE LIMITED—€400,000,000 5.5% FIXED RATE NOTES due APRIL 2005 (“NOTES”).

We hereby notify you of the purchase and cancellation of some of the Notes by the issuer, TCNZ Finance Limited. The details of the purchase and cancellation are as follows:

(i)	Date: 9 September 2003;

(ii)	Amount purchased and cancelled: €27,000,000;

(iii)	Number of notes left outstanding: €373,000,000;

The details of the Notes are as follows:

(i)	Issue date: 19 April 2000;

(ii)	Maturity date: 19 April 2005;

(iii)	ISIN: XS0110259511.

Yours faithfully,

TCNZ Finance Limited

Authorised Person	Authorised Person

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/S/ MARK VERBIEST
Mark John Verbiest
Group General Counsel

Dated:	10 September 2003